                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

         For the fiscal year ended December 31, 2004

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from                    to
                                        ------------------    ------------------


                         Commission file number 33-63817
                                                --------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Apache Corporation 401(k) Savings Plan
                      2000 Post Oak Boulevard, Suite 100
                      Houston, Texas 77056-4400


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Apache Corporation
                      2000 Post Oak Boulevard, Suite 100
                      Houston, Texas 77056-4400

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Apache Corporation 401(k) Savings Plan
December 31, 2004 and 2003 and year ended December 31, 2004

                     Apache Corporation 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule


           December 31, 2004 and 2003 and year ended December 31, 2004





                                    CONTENTS

Report of Independent Registered Public Accounting Firm..................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................3
Statement of Changes in Net Assets Available for Benefits................................................4
Notes to Financial Statements............................................................................5


Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)........................................10

             Report of Independent Registered Public Accounting Firm

Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP

June 20, 2005

                     Apache Corporation 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                         DECEMBER 31
                                                     2004                 2003
                                               ---------------     ---------------
ASSETS
Receivables:
   Securities sold                             $        36,588     $        75,546
Investments                                        206,392,999         168,781,076
                                               ---------------     ---------------
Net assets available for benefits              $   206,429,587     $   168,856,622
                                               ===============     ===============


See accompanying notes.

                     Apache Corporation 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2004


Additions:
   Participant contributions                                     $      8,578,504
   Employer contributions                                               6,075,750
   Rollover contributions                                               2,378,298
   Investment income                                                    3,941,584
   Net appreciation in fair value of investments                       24,138,542
                                                                 ----------------
Total additions                                                        45,112,678

Deductions:
   Administrative fees                                                     51,383
   Benefits paid to participants                                        7,488,330
                                                                 ----------------
Total deductions                                                        7,539,713
                                                                 ----------------

Net increase                                                           37,572,965

Net assets available for benefits at:
    Beginning of year                                                 168,856,622
                                                                 ----------------
    End of year                                                  $    206,429,587
                                                                 ================


See accompanying notes.

                     Apache Corporation 401(k) Savings Plan

                          Notes to Financial Statements


                                December 31, 2004


1. DESCRIPTION OF PLAN

The following brief description of the Apache Corporation 401(k) Savings Plan (the "Plan") is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the "Company") or is accessible through the Company's internet site.

The Plan is a defined contribution plan established on January 1, 1989, open to all eligible employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may contribute up to 25% of their eligible compensation. The Company makes a basic contribution equal to 100% of the first 6% of each participant's contributions. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self directed brokerage account.

VESTING

Participants are fully vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20% vested after completion of one year of service and continues to vest 20% per year, becoming fully vested after completion of five years of credited service. Forfeitures of unvested accounts may be used by the Company to reduce future employer contributions to the Plan or pay administrative expenses of the Plan.

PARTICIPANT LOANS

Participants may borrow from their own contributions a minimum of $500, up to the lesser of $50,000 less the participant's highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus 1%. Loans must generally be repaid through payroll deductions within four years.

                     Apache Corporation 401(k) Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

BENEFIT PAYMENTS

Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested.

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Fidelity Management Trust Company serves as the Plan's trustee and holds all investments of the Plan, except for the self-directed brokerage account which is held by Fidelity Brokerage Services. Investments in mutual funds and common stock are stated at fair value based on quotations obtained from national securities exchanges. The




6
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                     Apache Corporation 401(k) Savings Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION (CONTINUED)

investment in the common collective trust fund is stated at fair value as determined by the issuer, based on quoted market values of the underlying investments. The money market fund and participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                              DECEMBER 31
                                                        2004                 2003
                                                  ----------------     ----------------
Apache Corporation common stock                   $     89,509,075     $     71,092,288
Fidelity Blue Chip Growth Fund                           9,795,186            9,609,072
Fidelity Magellan Fund                                  20,794,027           20,214,961
Fidelity Managed Income Portfolio                       16,426,244           14,072,304
Fidelity Retirement Money Market Portfolio               8,822,802            8,591,870
Fidelity Equity-Income Fund                             11,979,213            9,547,067
Fidelity Low-Priced Stock Fund                          13,327,374            8,989,694

                     Apache Corporation 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                                    YEAR ENDED
                                                   DECEMBER 31
                                                       2004
                                                  -------------
Mutual funds                                      $   5,445,596
Common stocks                                        18,692,946
                                                  -------------
                                                  $  24,138,542
                                                  =============

4. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its Section 401(a) qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                     Apache Corporation 401(k) Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)


                             EIN: 41-0747868 PN: 002


                                December 31, 2004


     IDENTITY OF ISSUE, BORROWER,
       LESSOR, OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT               CURRENT VALUE
--------------------------------------------------------------------------------------------------------
* Apache Corporation                   1,770,003 shares of common stock                 $     89,509,075
* Fidelity Investments                 Fidelity Puritan Fund                                   4,620,310
* Fidelity Investments                 Fidelity Equity-Income Fund                            11,979,213
* Fidelity Investments                 Fidelity Intermediate Bond Fund                         7,369,927
* Fidelity Investments                 Fidelity Blue Chip Growth Fund                          9,795,186
* Fidelity Investments                 Fidelity Magellan Fund                                 20,794,027
* Fidelity Investments                 Fidelity Growth Company Fund                            4,622,419
* Fidelity Investments                 Fidelity Retirement Money Market Portfolio              8,822,802
   Morgan Stanley                      Morgan Stanley Institutional Fund, Inc. -
                                          Intermediate Equity Portfolio                        4,532,382
* Fidelity Investments                 Fidelity Managed Income Portfolio                      16,426,244
* Fidelity Investments                 Spartan U. S. Equity Index Fund                         4,668,888
* Fidelity Investments                 Fidelity Low-Priced Stock Fund                         13,327,374
   Ariel Mutual Funds                  Ariel Appreciation Fund                                 2,855,952
* Fidelity Investments                 Fidelity Freedom Income                                   126,656
* Fidelity Investments                 Fidelity Freedom 2000                                      11,176
* Fidelity Investments                 Fidelity Freedom 2010                                   1,562,342
* Fidelity Investments                 Fidelity Freedom 2020                                   1,314,533
* Fidelity Investments                 Fidelity Freedom 2030                                     225,467
* Fidelity Investments                 Fidelity Freedom 2040                                     339,433
   Brokerage link                      Self-directed brokerage account                         1,562,180
* Participant loans                   Varying maturity dates and interest rates
                                          ranging from 5.0% to 10.5%                           1,927,413
                                                                                    ====================
                                                                                        $    206,392,999
                                                                                    ====================

* Party-in-interest

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Apache Corporation
                                           401(k) Savings Plan
                                           (Name of Plan)



Date: June 27, 2005                        /s/ Jeffrey M. Bender
                                           -------------------------------------
                                           Jeffrey M. Bender, Chairman
                                           Retirement Plan Advisory Committee

                                INDEX TO EXHIBITS


Exhibit No.                Description
-----------                -----------

23.1                       Consent of Ernst & Young LLP
